

Mail Stop 7010

November 25, 2008

Mr. Nicholas Meadmore
Chief Financial Officer
CalciTech Ltd.
10 route de l'aeroport
1215 Geneva, Switzerland

      RE: Form 20-F for the fiscal year ended December 31, 2007
              File No. 0-20420

Dear Mr. Meadmore:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

                            Sincerely,

                            Rufus Decker
                            Accounting Branch Chief